Exhibit 99.1

On July 29, 2025, the board of directors (the “Board”) of MicroStrategy Incorporated® d/b/a Strategy™ (“Strategy” or the “Company”) adopted resolutions (the “Resolutions”) approving the ratification of the issuance of 5,480,784 shares of the Company’s 8.00% Series A Perpetual Strike Preferred Stock (the “STRK Stock”), 2,012,755 shares of 10.00% Series A Perpetual Strife Preferred Stock (the “STRF Stock”) and 189,560 shares of 10.00% Series A Perpetual Stride Preferred Stock (the “STRD Stock”) (collectively, the “Specified Shares”) that were sold pursuant to at-the-market offerings for each such series (the “ATM Programs”) pursuant to Section 204 of the Delaware General Corporation Law (the “DGCL”). The Specified Shares may constitute shares of putative stock (within the meaning of Section 204 of the DGCL) due to the inadvertent failure of the Company to have filed the Certificates of Increase effectuating the increases in the number of shares of each such series that had been previously approved by the Board (the “Ratification”). The issuance of such shares occurred between the dates of (i) March 12, 2025 and July 18, 2025 for the STRK Stock, (ii) May 23, 2025 and July 15, 2025 for the STRF Stock and (iii) July 8, 2025 and July 18, 2025 for the STRD Stock. The Company filed Certificates of Validation with the Delaware Secretary of State with respect to the Ratification on August 1, 2025 (the “validation effective time”).

Any claim that the ATM Program issuances or the Specified Shares ratified under Section 204 of the DGCL is void or voidable due to the failure of authorization, or that the Court of Chancery should declare in its discretion that a ratification in accordance with Section 204 of the DGCL not be effective or be effective only on certain conditions, must be brought within the later of 120 days from the validation effective time and the date of filing of this Quarterly Report on Form 10-Q.